EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of the
401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies:

We consent to the incorporation by reference in the Registration Statement (Number 333-63664) on Form S-8 of the 401(k) Profit Sharing Plan of CVS Corporation of our report dated May 26, 2004, with respect to the statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2003, Annual Report on Form 11-K of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

/s/ KPMG LLP
KPMG LLP
Boston, Massachusetts
June 25, 2004